UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Whitney Information Network, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966621104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,128,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,128,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,950
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,115,950
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 230,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 230,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)           This statement is filed by Kingstown Partners L.P., a Delaware limited partnership (“Kingstown”), Kingstown Capital Partners LLC, a Delaware limited liability company (“Kingstown GP”), Michael Blitzer, Guy Shanon, Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), and Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and may be considered a member of a “Group” with each other.  Kingstown Capital is the Reporting Person for the shares owned by Absolute Opportunities Fund, as further described in Item 3 below.

Kingstown GP is the general partner of Kingstown.  Mr. Blitzer and Mr. Shanon are each managing members of Kingstown GP.  Kingstown Management is the general partner of Kingstown Capital. Mr. Blitzer and Mr. Shanon are each managing members of Kingstown Management.  By virtue of these relationships, each of Kingstown GP, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by Kingstown, and each of Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(b) is hereby amended to add the following:

(b)           The principal business address of each of Kingstown Capital and Kingstown Management is 1270 Broadway, Suite 1009, New York, New York 10001

Item 2(c) is hereby amended and restated to read as follows:

(c)           The principal business of Kingstown, Kingstown GP, Mr. Blitzer, Mr. Shanon, Kingstown Capital and Kingstown Management is investing in securities.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 230,000 Shares beneficially owned by Kingstown Capital is approximately $194,174 including brokerage commissions.  The Shares beneficially owned by Kingstown Capital were acquired for the account of Absolute Opportunities Fund, a mutual fund, for which Kingstown Capital is a subadviser pursuant to a Subadvisory Agreement, made as of September 30, 2008, between Absolute Investment Advisers LLC and Kingstown Capital (the “Subadvisory Agreement”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following:

(a)           As of the close of business on December 26, 2008, Kingstown beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.

CUSIP NO. 966621104

As of the close of business on December 26, 2008, Kingstown GP beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.  By virtue of its relationship with Kingstown discussed in further detail in Item 2, Kingstown GP may be deemed to beneficially own the Shares owned by Kingstown.

As of the close of business on December 26, 2008, Mr. Blitzer beneficially owned 1,128,300 Shares, constituting approximately 9.6% of the Shares outstanding.  By virtue of his relationship with Kingstown and Kingstown Capital discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned by Kingstown and beneficially owned by Kingstown Capital.

As of the close of business on December 26, 2008, Mr. Shanon beneficially owned 1,115,950 Shares, constituting approximately 9.5% of the Shares outstanding. By virtue of his relationship with Kingstown and Kingstown Capital discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned by Kingstown and beneficially owned by Kingstown Capital.

As of the close of business on December 26, 2008, Kingstown Capital beneficially owned 230,000 Shares, constituting approximately 2.0% of the Shares outstanding.

As of the close of business on December 26, 2008, Kingstown Management beneficially owned 230,000 Shares, constituting approximately 2.0% of the Shares outstanding.  By virtue of its relationship with Kingstown Capital discussed in further detail in Item 2, Kingstown Management may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of Kingstown GP, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown by virtue of their respective positions as described in Item 2.

Each of Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown Capital by virtue of their respective positions as described in Item 2.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 5(d) is hereby amended and restated to read as follows:

(d)           Absolute Opportunities Fund and Absolute Investment Advisers LLC, the investment adviser for Absolute Opportunities Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Kingstown Capital.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Kingstown Partners L.P., Kingstown Capital Partners LLC, Michael Blitzer, Guy Shanon, Kingstown Capital Management L.P. and Kingstown Management GP LLC, dated December 29, 2008.

CUSIP NO. 966621104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008	KINGSTOWN PARTNERS L.P.

	By:	Kingstown Capital Partners LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

KINGSTOWN CAPITAL MANAGEMENT L.P.

By:	Kingstown Management GP LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. 966621104

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

KINGSTOWN PARTNERS L.P.
None

KINGSTOWN CAPITAL PARTNERS LLC
None

MICHAEL BLITZER
None

GUY SHANON
None

KINGSTOWN CAPITAL MANAGEMENT L.P.

Common Stock	25,000	0.886	12/05/08
Common Stock	25,000	0.886	12/08/08
Common Stock	32,500	1.0315	12/15/08
Common Stock	47,500	0.86	12/17/08
Common Stock	100,000	0.755	12/24/08

KINGSTOWN MANAGEMENT GP LLC
None